United States Securities and Exchange Commission
Attn: Lisa Haynes
100 F Street, N.E.
Washington, D.C. 20549-7010
July 16, 2007

RE:	Form 10-K for the fiscal year ended December 31, 2006 Form 10-K/A for the fiscal year ended December 31, 2006 Form 10-QSB for the quarter ended March 31, 2007
File No. 000-50842
Dear Ms. Haynes,
Thank you for your letter dated July 13, 2007 regarding the above filings. We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and enhancement of overall disclosures wherever possible. We have been as detailed as necessary in providing the information so you may better understand our disclosures. If you have any additional questions, or comments please feel free to call me at 866-765-4940.
Following are our responses and what any revisions will look like, except for cases where you have requested an amendment. All revisions will be included in the second quarter ended June 30, 2007, which is required to be filed by August 14th, 2007.
Form 10-KSB/A for the Year Ended December 31, 2006
Business
Moses Lake, Washington, page 11-
3.
Initial cash payments of $7.13 million were actually due upon reaching construction of a 12 million gallon per year Ethanol plant, which was estimated to be completed by August 16, 2007, with hopes of sooner completion dates. However, only the initial payments totaling $100,000 had been made as December 31, 2006, and were recorded as an investment. There were also additional progress payments of $25,000 each to be made under the original agreement, however, some of these payments were not made by the Company due to negative cash flows. On May 27, 2007 the other parties to the agreement filed a default notice. Subsequently, the agreement was amended, however, on June 20, 2007 the other parties filed another default notice. The Company has again renegotiated the agreement and has funded approximately $686k as of June 30, 2007. The other party to the agreement has the right to terminate this agreement with any 5 day notice, and is also required to provide certain assets to the company before payment is due. In addition, construction of the underlying plant has not commenced at this point in time. As such, even though the acquisition agreement provides for future cash payments, these are not probable liabilities of the company as defined by

3001 knox street • suite 401 • dallas texas 75205
214.634-6291 • 214.520-0507 facsimile

Statement of Financial Accounting Concepts No. 6. Con 6 states that liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets to other entities in the future as a result of past transactions or events. In addition, the statements note that the presence or absence of future economic benefit that can be obtained and controlled by the entity can often be discerned reliably only with hindsight. Based on the past transactions above this agreement, and or investment by Earth Biofuels was considered uncertain as of the year end December 31, 2006, and thus $7.3 million in liabilities was not deemed appropriate to accrue at the time. As of June 30, 2006, the Company is looking for other investors to either take Earth out of the investment or contribute to the investment before construction of the plant will begin.
Management’s Discussion and Analysis:
Liquidity and Capital Resources, page 28
4.
Following is a table of the Company’s contractual obligations in connection with the investments, properties and subsidiaries as noted in our disclosures on pages 6-11 and Notes 8 and 17 of our financial statements. Following this table is a brief discussion of each investment and the expected impact on the Company’s liquidity needs. We have also included in the table information requested regarding all equity issuances, warrants and options since January 1, 2005, in response to your question #18 under the caption Note 8-Investments, Advances and Notes Receivable from Related Parties, page F-13. Included in the table we have disclosed any related parties to the investments and any related impairments.

		%	Investment		Note		Future	Future Cash	Sources of
Name	Industry	Ownership	Amount	Advances	Receivable	Total	Obligations	Requirement	Capital
(As of December 31, 2006 $ in 000’s)
Investments:
Truckers Corner-Hillsboro, Texas	Retail center	50% (Also partially owned by Willie Nelson)	1,120	$2,032	$104	$3,256	Construction costs	Estimated $5m	Seeking new investors/lenders

SMS- San Antonio, TX	Biodiesal	- Letter of Intent (LOI)	—	—	788	788	currently in litigation; see litigation summary paragraph

Vertex Houston, Texas	Biodiesal	- Letter of Intent *(1,600k shares issued valued At $4,320k or $2.70 per share)	—	2,435	—	2,435	currently in litigation; see litigation summary paragraph (original investment of $4,320k written down to appraised value of $2,435k)

Biodiesel Investment Group-Illinois	Biodiesal plant	10%	4,901	—	—	4,901	None	None	Subscription agreements with investors totaling $39m on project

Moses Lake- Washington (Liquifaction LP)	Ethanol plant	80% ( amended to ~15%)	—	100	—	100	Construction costs	$9.5m	Additional investors to contribute to total estimated project of $58m

		%	Investment		Note		Future	Future Cash	Sources of
Name	Industry	Ownership	Amount	Advances	Receivable	Total	Obligations	Requirement	Capital
(As of December 31, 2006 $ in 000’s)
Investments (continued):

HPS- New Orleans	Ethanol Plant	- LOI	—	27,076	—	27,076	None	None	Litigation settled for $5m Non-compete and $22m Note Receivable

DFI- North Carolina	Ethanol plant	- LOI	—	3,150	2,120	5,270	None	None	Additional investors to contribute to total project of $25m

(Note: All investments are recorded using the cost or equity method of accounting. There were no current operations on any investments, and thus there are no related equity investment entries to record profits and losses. All future sources of capital are to be from other investment groups unrelated to Earth. As a result at this time Earth is not required to put in any additional funding until other equity partners have been obtained. As other investors do come on board Earth will finalize letters of intent and record any liabilities as required by the agreements.)

Advances-Related Parties:

Blue Wireless	Technology	10% (Earth CEO is also on BOD of Blue)	100	—	147	247	None	Provider of IT services	Operations

Airo	Technology	0% (Note assigned From Blue Wireless)	—	—	857	857	None	None	Note receivable

Apollo Resources	Oil & Gas	Parent of Earth	—	—	2,665	2,665	None	None	Note receivable

Other Properties:

Grenada, Mississippi	Truck Stop	100%	—	—	—	—	None	None	Cash flow provided from retail operations

Grenada, Mississippi	Office space (owned by director of Earth)	0%	—	—	—	—	Lease- obligations (Lease payments)	568,006	Cash flow provided from retail operations

Meridian- Mississippi	Pilot Bio- Diesel Operations	100%	196	—	—	196	None	None	Pilot operations with fixed assets only- sold in 2007

Subsidiaries:

Durant Biofuels, Oklahoma	Biodiesal Plant *	100% (2,933k shares issued for acquisition valued at $7,157k, $2.44 per share) (part of PP&E costs)	15,778	—	—	15,778	Note payable incurred for construction costs~$9m	Methanol Recovery System- Est cost $3.5m	Durant operations

		%	Investment		Note		Future	Future Cash	Sources of
Name	Industry	Ownership	Amount	Advances	Receivable	Total	Obligations	Requirement	Capital
(As of December 31, 2006 $ in 000’s)
Subsidiaries (continued):
Earth Biofuels Distribution Co.- Texas	Biodiesal	100% * (6,667k shares issued for acquisition of the company valued at $4,210k or .63 per share) (Goodwill of $3,981 on acquisition)	3,981	—	—	3,981	None-Royalty Contract payable to W. Nelson for $2 cents a gallon on all sales	Contract-w/Motiva for biodiesal sales- contract cancelled in 2007	Motiva Sales

American Earth Fuels Co. LLC- Texas	Retail bio Stations	100%	46	—	—	46	Determined to disband operations for this subsidiary And to record add’l Losses of $46k.	None-had previously put down payment of $250k on gas stations written off 12/31/06	NA

Earth Biofuels Technology Co. LLC-Texas	Biodiesal	50%	—	—	—	—	None	None	Construction contracts To build biodiesal plants

Earth LNG- Texas	Liquified Natural gas	100%	39,300	—	—	39,300	$15m Note payable-3 yr term note	None	LNG operations
(including subsidiaries-Arizona LnG, LLC And Applied LNG Technologies USA, LLC) (LNG companies acquired from Parent Apollo Resources for 18,224k shares valued At $39.3million/parents basis)

Earth Ethanol Inc.	Ethanol	100%	—	—	—	—	None	None	Created to hold Investment in HPS
Total values			$65,422	$34,793	$6,681	$106,896	$24,000	$18,568
(* Fair values determined by taking publicly quoted stock price on date of issuance times number of shares.

Discussion of investments, advances and subsidiaries:
The original business plans were to grow our ethanol and biodiesel production capacity significantly over the next several years. During the year ended 2006 the Company was in discussions relating to the proposed entry into three separate joint ventures for the following three sites listed in the table below:

Letters of Intent:	New Orleans	Houston Facility-	North Carolina Facility-
	Facility-“HPS”	“Vertex”	“DFI”
Location	Plaquemines Parish,	Houston Shipping	Martin County, North
	Louisiana	Channel,	Carolina
Houston, Texas
Ownership	50%	51%	51%
Anticipated closing month	August 2006	August 2006	August 2006
Purchase Price
Cash	$50,000,000 plus assumption of debt	$2,500,000	$25,000,000
Shares of our Common Stock	5,829,005	1,500,000	5% of shares of common
stock of Earth Ethanol, Inc.

Months scheduled to be	12-14 months	1 month	Phase I: 12-14 months
completed			Phase II: 6 months after
Phase I

Annual capacity (MMPGY)	60-80	10-20	Phase I: 55
Phase II: additional 50-55
Subsequent to the above letters of intent the following occurred during the remainder of 2006 and into 2007.
HPS-
On August 31, 2006, Earth entered into letters of intent with HPS Development, L.L.C. which contemplated a joint venture in which a newly created limited liability company will own and operate a fuel ethanol distillery located on the Mississippi River in Plaquemines Parish, Louisiana, approximately nine miles southeast of New Orleans. As contemplated by the letters of intent, HPS Development was to acquire a 50% interest in the newly created limited liability company in exchange for contributing to the new operating company real property and improvements, including a currently idle ethanol distillery. Earth will acquire a 50% interest in the operating company for a purchase price consisting of cash in the amount of $50.0 million and the issuance of 5,829,005 shares of our common stock to HPS Development in addition to the assumption of a $40.0 million debt obligation to be incurred by the operating company in connection with the renovation of the facility. We anticipated the renovation of this facility will take 12 to 14 months, after which time we estimated the plant would have an ethanol production capacity of 60-80 MMGPY.

Earth had paid approximately $27 million towards the project when a breach of contract occurred (the funds were provided by the Securities Purchase Agreement dated July 24, 2006 totaling $52.5 million). No shares or warrants had been issued at this time, or subsequently related to the project. Earth filed a claim for breach of contract and default by SLE under the terms of the agreement. The Claim involved enforcement of certain rights under a contribution and purchase agreement regarding the construction and operation of the ethanol plant in Belle Chasse, Louisiana that we entered into with HPS/SLE wherein HPS/SLE agreed to contribute plant and property to a new company and we agreed to provide capital necessary to obtain a fifty percent ownership interest in Earth Ethanol and collectively, to help Earth Ethanol begin the construction and retrofitting work necessary to bring the plant online. One such issue in the Claim included Earth Ethanol’s learning that HPS, via SLE, attempted to sell a portion of the facilities’ equipment to an unaffiliated third-party, namely, Southridge Ethanol, Inc., a wholly-owned subsidiary of Southridge Enterprises, Inc. This sale could have increased construction costs. In order to protect and preserve the assets of the Company, Earth Ethanol notified Southridge of its interests. Southridge subsequently chose to not seek the acquisition of such equipment. In 2007, Earth entered into a settlement agreement with HPS during June 2007, whereby Earth received $4 million in cash and a non interest bearing note for $18 million. In addition, HPS signed an agreement not to compete valued at $5 million. The note is payable thru 2015.
Vertex-
Shares were issued to Vertex totaling 1.6 million shares valued at $4,320,000 at the date of issuance. No additional cash fundings were made and subsequently due to cash flow and market conditions production declined and the parties could not come to a final agreement. On February 5, 2007, Vertex Energy, LP & Benjamin P. Cowart alleged breach of contract and fraud and subsequently a default judgment was entered in the amount of $5,070,640; thereafter a motion for new trial was granted. As a result of these actions the investment of $4,320,000 was written down to its property appraised value of $2,435,000. We believe these allegations are substantially without merit, and are vigorously contesting the claims, however, the ultimate outcome of this matter is uncertain.
DFI-
On June 7, 2006, we entered into a letter of intent with and DFI Group, Inc. and Albermarle Bio-Refinery, Inc., which contemplates a joint venture in which Albermarle Bio-Refinery will convert into a limited liability company and own and operate an ethanol facility in Martin County, North Carolina. As contemplated by the letter of intent, Albermarle Bio-Refinery will acquire a 49% interest in the newly created company in exchange for contributing to the converted operating company real property and improvements, including permits and plans. One of our wholly owned subsidiaries to be formed will acquire a 51% interest in the operating company in exchange for a purchase price consisting of cash in the amount of $25.0 million and the issuance of shares of common stock of the new subsidiary equal to 5% of the total authorized shares of such subsidiary. A new ethanol production facility will be constructed by the new operating company in two phases. We anticipate that the construction of phase I of the facility will take approximately 12 to 14 months, after which time we estimate the plant will produce approximately 55 MMGPY. We anticipate that the construction of phase II will take approximately six months after the completion of phase I, after which time we estimate the plant will produce approximately an additional 50 to 55 MMGPY.

In connection with the non-binding letter of intent, we have loaned an aggregate of $5.2 million to Albermarle Bio-Refinery, Inc. for the purposes of permitting, engineering and site improvements. In exchange for the loan, Albermarle Bio-Refinery, Inc. issued us two promissory notes, each of which bears interest at 4.85% and matures one year from the date of the note. Principal and accrued interest are due at maturity. Upon the closing of the transaction, the notes will automatically convert into equity of the new operating company and the purchase price payable by us will be reduced by the amount of any remaining principal and accrued and unpaid interest. Our rights and obligations set forth in the non-binding letter of intent are subject to the negotiation and execution of definitive documentation. We can make no assurances that the final terms of the transaction will conform to the terms of the letter of intent or that the parties will even enter into definitive documents.
Under the DFI letter of intent, Earth has funded a total of $5,270.000, which have been rolled into convertible notes. There have been no additional funds or shares issued, and the Company is currently in search of additional investors to the project in order to raise capital and finalize the agreement.
Additional investments entered into during the year ended 2006 were as follows:
Truckers Corner-
Earth has an investment which consists of a retail facility which was formerly called Willie’s Place at Carl’s Corner. It is currently under renovations and is expected to be open the summer of 2007. The truck stop complex will offer many amenities for truckers and travelers. The features will include two restaurants, a convenience store, gift shop, Willie Nelson memorabilia, the original 850-seat theater, media and gaming lounges, laundry facilities, private showers, and BioWillie ® brand biodiesel fuels.
Earth advanced cash and issued 125,000 shares of stock valued at $260,000 for the initial investment in this limited partnership. The cash and shares totaled approximately $1,120,000. Subsequent advances and notes receivable have been made toward the construction of the above noted facility. Earth is currently looking for additional investors in order to complete the project. As of year end Earth had advances and notes receivable totaling $3,152,000 in the project.
SMS-
On May 5, 2006, Earth signed a letter of intent to acquire a biodiesel production facility from Systems Management Solutions, Inc. The facility, located near San Antonio, Texas, currently supplied most of its production of biodiesel to us, and was in the process of expanding its production capacity. The facility’s current biodiesel production capacity is 6 MMGPY. On or about April 19, 2007, JM Allen & Associates, Inc. filed a civil action in the District Court of Rusk County, Texas for the 4th Judicial District of Texas, entitled JM Allen & Associates, Inc. v. Earth Biofuels, Inc., alleging fraudulent inducement and non-performance under a series of oral alleged agreements to provide labor and materials in the aggregate amount of $1,900,000; and also filed a request for disclosure, admissions, interrogatories, and request for production of documents. We believe these allegations are substantively without merit, are vigorously contesting the claims brought by the plaintiff, and are exercising all available rights and remedies against them; however, the ultimate outcome of this matter is uncertain.

Biodiesel Investment Group-
On September 21, 2006, Earth invested $5 million for an equity interest in a newly-formed company named “Biodiesel Investment Group”. Biodiesel Investment Group and Bunge North America, Inc. (“Bunge”), one of the nation’s leading agribusiness firms, have partnered to start the construction of a biodiesel plant with an annual capacity of 45 million gallons. Once completed, the plant will be Illinois’ largest biodiesel production plant. It is anticipated that Earth will enter into an off-take agreement with the new Illinois LLC for some portion of the biodiesel production output of the plant. Earth plans to market its share of the new plant’s production to local and other new markets under its “BioWillie” brand name. Construction is still in the beginning stages, and estimates are that it will take a year to 18 months to complete. Earth received a K-1 for it’s share of partnership losses due to administrative expenses, totaling $98k for 2006. Earth reduced its investment by this amount in order to be conservative, leaving the investment balance at $4,901,000 as of year end. As of June 30, 2007 the Group is seeking additional equity investors.
Moses Lake, Washington
Effective December 20, 2006, Earth Ethanol, Inc. (the “Company), a Delaware corporation and a wholly-owned subsidiary of Earth Biofuels, Inc., entered into an Acquisition Agreement (“Agreement”) with Liquafaction Corporation, a Washington corporation, Newco Liquafaction, Inc., a Washington corporation, and Earth Ethanol of Washington, LLC (herein, “Earth-Washington”), a Delaware limited liability company. Under the Agreement, the Company will acquire an eighty percent ownership of Earth-Washington, which will own an ethanol production facility located in Moses Lake, Washington. The facility, initially built to produce up to 6 million gallons per year, is being expanded to produce up to 36 million gallons per year by the fourth quarter of 2008. The Agreement contemplates incremental ethanol production beginning in June of 2007. Under terms of the Agreement, the Company will pay consideration of approximately 60% in common stock of Earth Biofuels and 40% cash. Initial cash payments totaling approximately $7.13 million were due over the next four months and all remaining cash and stock payments totaling approximately $43.3 million shall be paid as the plant reaches specified ethanol production milestones. Should the plant reach certain performance criteria in advance of planned production levels, then a bonus of approximately $7.6 million may be paid in restricted stock. The Agreement also contains customary provisions for transactions of this type, including provisions regarding construction phases, performance standards, representations and warranties, indemnifications, restrictive covenants, and confidentiality requirements
Initial cash payments of $7.13 million were actually due over the first four to five months of 2007 during the construction of the ethanol plant with an initial production capacity of 12 million gallons per year, which was estimated to be completed by August 16, 2007 with hopes of sooner completion dates. However, only the initial payments totaling $100,000 had been made as December 31, 2006, and were recorded as an investment. There were also additional progress payments of between $25,000 and $1.3 million each to be made under the original agreement, however, some of these payments were not made by the Company due to negative cash flows. On May 27, 2007 the other parties to the agreement filed a default notice.
Subsequently, the agreement was amended, however, on June 20, 2007 the other parties filed another default notice. The Company has again renegotiated the agreement and has funded approximately $686k as of June 30, 2007. The other party to the agreement has the right to terminate this agreement with any 5 day notice, and is also required to provide certain assets to the company before payment is due. In addition, construction of the underlying plant has not commenced at this point in time. As such, even though the acquisition agreement provides for future cash payments, these are not probable liabilities of the company as defined by Statement of Financial Accounting Concepts No. 6. Con 6 states that liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets to other entities in the future as a result of past transactions or events. Based on the past transactions above this investment by Earth Biofuels was considered uncertain as of the year end December 31, 2006, and thus $7.3 million in liabilities was not deemed appropriate to accrue at the time. As of June 30, 2007, the Company is looking for other investors to either take Earth out of the investment or contribute to the investment before construction of the plant will begin.
Advances-Related Parties
Blue Wireless Investment and Advances
During the second quarter of 2006, Earth purchased 1,666,667 shares of Blue Wireless & Data, Inc., a wireless communications company, representing approximately 10% of the issued and outstanding common stock, for $100,000. During the year Earth advanced Blue Wireless approximately $147,000. Earth’s Chief Executive Officer was also the former Chairman of the Board of Blue Wireless. Blue Wireless provides all information systems and technical support to Earth Biofuels and subsidiaries. Previous advances had been made to Blue Wireless totaling $857,000 in addition to the above advances during 2006. However, a note receivable due to Blue Wireless in the amount of $857,000 from an unrelated company named “Airo”, was assigned to Earth in lieu of repayment.
Apollo Resources is the parent company of Earth, and holds approximately 58% of Earth as of year end 2006. In addition, advances were made during the year to Apollo and Apollo affiliates by the company totaling $2,665,000. As of June 30, 2007 the amounts outstanding were approximately $1,250,000.
Other Properties:
On October 17, 2005, Earth leases a retail fuel center and convenience store and an office building in Grenada, Mississippi from RBB Properties, LLC, which is controlled by R. Bruce Blackwell, a shareholder and Director of Earth. The lease agreement provides for monthly payments of $10,000 over a five year term. Earth owns the truck stop operations which is a retail gas station.
Minimum lease payments for the next five years are as follows: $177,733 for 2007; $133,044 for 2008; $130,614 for 2009; and $126,615 for 2010.
Rent expense for the years ended December 31, 2006 and 2005 amounted to $231,015 and $78,724, respectively.
Meridian, Mississippi
Earth owns and operated a pilot biodiesel production plant located in Meridian, Mississippi. The subsidiary sold B100 to wholesale distributors. Operations were ceased and the related fixed assets were sold during 2007.

Subsidiaries:
Durant, Oklahoma
On March 31, 2006, Earth entered into a merger agreement with Southern Bio Fuels, Inc. and certain other parties affiliated with Southern Bio Fuels. Pursuant to the merger agreement, on April 3, 2006, Southern Bio Fuels merged with and into Earth, with Earth being the surviving corporation. In connection with the merger, Earth paid $2,200,000 in cash and issued 2,933,333 shares valued at $7,157,000 of its common stock to the sole stockholder of Southern Bio Fuels. Upon completion of the merger, Earth acquired the sole asset of Southern Bio Fuels, a biodiesel refinery that was formerly located in Pearl, Mississippi and that has been relocated to the our premises in Durant, Oklahoma. The merger was accounted for as an acquisition of assets. The consideration was determined through arm’s length negotiation of the parties involved, and a portion of the cash consideration was provided by a loan from Apollo Resources International, Inc., Earth’s majority stockholder. In addition, Dean Blackwell, an indirect equity owner of Southern Bio Fuels, is the brother of Bruce Blackwell, who is a member of our Board of Directors.
Subsequently the assets acquired above were added to and with additional construction to complete the facility of a 10 mmgy (million gallons per year) capacity pure biodiesel (B100) production plant in Durant, Oklahoma. Total costs incurred in the plant totaled $15,778,000 as of the year end 2006. The facility is strategically located off Interstate 75, approximately 95 miles north of Dallas, Texas, and has the ability to serve the commercial and retail markets of Dallas/Ft. Worth. In addition, the plant is located in an area that allows for the inbound supply of feedstock by local farmers and the outbound transportation of biodiesel fuel via an on-location railroad spur. Additional surrounding land purchases have been made for future plant expansion purposes. Additional monies from lenders were obtained during the first quarter of 2007, totaling $9 million, to provide for construction costs and operations of the plant. As part of the agreement, interest reserves for the first year were withheld from the proceeds. The note has accrued interest at the approximate rate of 15% for the first six months of the debt. The principle is due at maturity in three years.
We project an additional $3.0 million to complete Durant to become an efficient 20 million gallon per year facility. There is a $9.0 million term loan against the facility through the Medley Group. We also have the Durant Plant receivables pledged to Greenfield Commercial Credit who lends 85% on these receivables. Additional construction costs are anticipated to be funded from operations of the plant.
Earth Biofuels Distribution formerly Distribution Drive-Dallas, Texas
On November 29, 2005, Earth executed a stock purchase agreement to acquire 100% of the stock of The Wing Sail Company, Inc., dba Distribution Drive (“Distribution Drive”). This transaction was closed on February 28, 2006. In consideration for the sale to Earth of all of the outstanding shares of Distribution Drive, Earth issued 6,667,800 restricted shares of its common stock, valued at market totaling $4,210,248.The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to goodwill totaling $3,981,000. The primary reason for this acquisition was to obtain an immediate distribution vehicle for Earth’s biodiesel fuel.

On April 1, 2006, we entered into a sublicense agreement with Biodiesel Venture, L.P., pursuant to which Biodiesel Venture granted us an exclusive sublicense to use the trademark “BioWillie” which is licensed to Biodiesel Venture pursuant to a master license with Willie H. Nelson, the owner of the trademark. The sublicense has a two-year term and is renewable by us for four successive two-year terms (for a total term of ten years) so long as we are in compliance with the terms of the sublicense. In connection with the sublicense, in June 2006, we issued 1,075,000 shares, valued at $2,236,000, of our common stock to Biodiesel Venture and Willie Nelson. The value of the shares are being treated as intangibles and are being amortized over the 10 year term of the agreement. During the term of the sublicense, we have also agreed to pay to each of Biodiesel Venture and Mr. Nelson annual royalties of $0.02 per gallon of biodiesel fuel branded with the BioWillie trademark that we sell, with a minimum annual royalty of $150,000 payable to each of Biodiesel Venture and Mr. Nelson. Mr. Nelson, who serves on our board of directors, is a limited partner of Biodiesel Venture and is the sole owner and manager of the general partner of Biodiesel Venture.
Earth Biofuels Distribution company provides an immediate distribution vehicle for Earth’s biodiesel fuel to retail customers in the states of Texas, Oklahoma, Louisiana and Mississippi. This company previously secured the rights to supply B100 (pure biodiesel) to be blended with regular diesel at a distribution terminal owned and operated by Motiva Enterprises LLC. Motiva Enterprises LLC, a joint venture between Shell and Saudi Refining, Inc. Headquartered in Houston, Texas, Motiva refines and markets gasoline to approximately 8,900 Shell-branded and Texaco-branded gasoline stations. In April of 2006, EBDC entered into an exclusive agreement to distribute a 20 percent biodiesel blend (B20) through Motiva’s Dallas-based terminal location. This agreement allowed for Earth to install a branded, 30,000-gallon BioWillie storage tank and blending equipment on the terminal premises. The blended fuel represents the “BioWillie” brand B20 biodiesel fuel of which Earth acquired exclusive rights to market and distribute blended biodiesel fuel “BioWillie,” the first biodiesel brand marketed in the state of Texas. “BioWillie” is a biodiesel product promoted by country music legend Willie Nelson. BioWillie is a high-quality premium biodiesel exclusively branded under the legendary performer Willie Nelson’s name that is made in America and grown by family farmers. Tanker trucks are able to fill blended biodiesel (B20) at the terminal, which reduces transportation costs normally associated with the distribution of biodiesel blends. As fuel tank trucks fill at the loading rack, the specialized blending equipment reliably blends pure (B100) biodiesel with petrodiesel supplied from Motiva’s diesel storage tanks. Terminal blending is a time and mileage saving breakthrough for fuel trucks that would otherwise have to make two stops — one to pick up biodiesel and one to pick up petrodiesel. Terminal blending ensures the correct blending and provides a consistently high-quality, finished product. During 2007, and due to down-turned market conditions and cash flow of the Company, the contract was cancelled. As of June 30, 2007 this contract has not been reinstated.
American Earth Fuels-Texas
Earth formed a new entity “American Earth Fuels” in October 2006 for the purpose of creating a principal distribution channel for Earth acquiring retail service stations in 2007 throughout Texas for distribution of biodiesel fuel. American Earth planed to sell biodiesel and ethanol fuel products, as well as traditional petroleum fuel products, to consumers. During 2007, it was determined that existing market conditions were not sufficient enough to provide appropriate profit margins. A deposit had been put down towards a potential acquisition of numerous gas stations. The deposit was forfeited and written off, and subsequently prior advances of $46,000 were also written off as uncollectible. As such, the entity is currently a shell corporation.

Earth Biofuels Technologies-USA
Effective February 28, 2006, Earth signed an agreement to become the exclusive licensor in the United States for the proprietary biodiesel production technology of Biodiesel Brazil, a company owned by the renowned Dr. Miquel J. Dabdoub. A professor from the University of São Paulo in Brazil, Dr. Dabdoub is founder and chairman of Biodiesel Brazil and a world authority on the production of biodiesel. Dr. Dabdoub holds a number of patents and proprietary technologies relating to the production and usage of biodiesel fuel. As a world-renowned biodiesel authority and the holder of proprietary technologies relating to the construction of biodiesel facilities, he is an expert in the efficiencies, output capacities, and quality control measures relating to biodiesel production and processing. Earth holds the exclusive rights to Dr. Dabdoub’s technologies throughout North and South America.
Dr. Dabdoub, a professor at the University of São Paulo, Brazil, holds a number of patents and proprietary technologies related to the production and usage of biodiesel fuel. He has played, and continues to play, a key role in the development of Europe and Brazil’s biodiesel industries by consulting on a number of high-producing facilities, and has worked with several major automobile manufacturers to develop optimal engine technologies for the utilization of biodiesel fuel.
On May 4, 2006, we agreed with Dr. Miguel Dabdoub to form a technology company by the name of “Earth Biofuels Technology Company, LLC,” to be owned 50% by us and 50% by Dr. Dabdoub. In exchange for our 50% interest, we paid $225,000, and we issued 1,800,000 shares of our common stock valued at $4,410,000 to Dr. Dabdoub and Apollo Resources issued 100,000 shares of its common stock to Dr. Dabdoub. Based on Earth’s evaluation of the transactions the value of the Earth shares were expensed as consulting fees, in connection with the use of Dr. Dabdoub expertise. Dr. Dabdoub, an expert in the field of biodiesel production facility technologies, has contributed an exclusive license to the technology company to make use of his proprietary technologies, for use in North America. Accordingly, the purpose of the new entity is to utilize Dr. Dabdoub’s proprietary technologies, to design and construct biodiesel production facilities, both for us directly and for third parties. Additionally, we will use Mr. Dabdoub’s expertise to assess potential acquisitions of biodiesel production facilities, and to assist in the due diligence process for our other business opportunities. This company is to be funded from construction contracts obtained.
  EBT will provide design and flow processes and then will act as a general contractor by hiring subcontractors from the surrounding areas to build the facilities. EBT will hire key personnel (such as plant manager, safety manager and chemists) at least two months prior to completion of construction, in order for such personnel to be properly trained and ready for plant operation and management. We will be highly dependent upon Dr. Miguel Dabdoub to design and assist with oversight of the construction of our plants. We expect that we will also be highly dependent upon Dr. Miguel Dabdoub’s experience and ability to train personnel in operating our plants. If the completed plants do not operate to the level anticipated by us in our business plan, such failure could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your shares.We will be highly dependent upon the technology provided by Dr. Miguel Dabdoub for use in our biodiesel plants. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your shares. We will be highly dependant upon the technology supplied by EBT (which originated with Dr. Dabdoub) for our biodiesel plants. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your shares. An assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of the shares.

The single barrier to market for most potential producers has been the cost associated with building a quality plant. While inexpensive compared to most energy projects, the cost of technology has still been relatively high, resulting in the elimination from the arena of many sound projects. Based on these observations, the mission of this company was formed. Earth Biofuels Technology will offer an advanced biodiesel plant to the market at a relatively low cost, utilizing the highest quality technology and equipment available on the market.
Earth LNG, Inc.- Topock, Arizona
Earth LNG, Inc. is a wholly owned sub of Earth Biofuels, Inc. Earth owns a liquefied natural gas (LNG) processing facility in Topock, Arizona, that currently produces over 80,000 gallons of vehicle-grade LNG per day. LNG produced by the plant is sold primarily to municipal and commercial fleet customers located along the west coast of California. The domestic LNG business is in line with the core focus of Earth Biofuels, which is the production and marketing of clean-burning alternative fuels that help reduce dependence on foreign oil.
Earth LNG, Inc is the largest producer and wholesaler of vehicle-quality lng in the Western United States and Mexico. Earth offers turnkey fuel solutions, including clean lng fuel (99% methane gas) and delivery, equipment storage, fuel dispensing equipment and fuel loading facilities. The plant where natural gas is liquefied is located in Topock, Arizona, where the insulated storage tanks are kept below ground. Feedstock sources for LNG include pipeline gas, landfill gas and virtually any other methane sources. Earth’s distribution of lng is accomplished through the largest and most effective lng distribution infrastructure in the industry. LNG has access to approximately 54 trailers, and over 50 customer locations for the 82,000 gallons per day market share. Government mandates, incentive programs, grants and tax credits encourage companies and municipalities to convert to the use of lng.
The production facility is located in Topock, AZ, is just one mile east of the Arizona border with California. The plant has a maximum capacity of 86,000 gallons per day, and is currently running at approximately 94% efficiency. The facility is strategically located in close proximity to its primary metropolitan markets along the west coast to minimize transportation costs. The plant’s natural gas feedstock supply is fed by an El Paso Natural Gas pipeline. Other feedstock sources for LNG production can come from landfill gas or other methane sources like agricultural biomass facilities.
The market in the U.S. for clean, vehicle-grade LNG today revolves around Los Angeles, California. California has solidly adopted LNG as a vehicle fuel and has passed legislation in support of spreading further its use in the state. This market has been the focus of Earth’s efforts for over ten years.
Los Angeles, including urban portions of the city, plus Orange County, Riverside and San Bernardino counties, collectively was designated the South Coast Air Quality Management District (SCAQMD). This area of 10,743 square miles is home to over 16 million people (the second most populated urban area in the United States) and is one of the smoggiest areas in the United States today. California encourages and provides money to assist individual and fleet owners to acquire vehicles that are LNG powered.
Earth LNG’s primary customers in California are municipal fleets such as Port Yard Tractors, Orange County buses and garbage trucks, Orange County Transportation (city buses), as well as commercial vehicles like those belonging to United Parcel Service in the Los Angeles area, and overnight return-to-base, garbage-disposal fleets up and down the California coast.
Special cryogenic tank trailers are used to transport ultra-cold liquefied natural gas from manufacture to small-scale storage for end users. Earth LNG owns several of these specialty trailers and through its relationship with the Jack B. Kelley trucking company, has access to the nation’s largest fleet of these trailers.
Jack B. Kelley was a previous shareholder in Apollo LNG and holds ~15% of the outstanding shares of Apollo Resources, (Earth’s parent corporation). Apollo LNG sold its shares in the lng business in November 2006 to Earth, along with Jack B. Kelley’s interests. Apollo received 9,422,111 millions shares of Earth Biofuels, and the Jack B. Kelley and related entities received 9,422,111 shares also. This transaction was accounted for as a pooling of interest on Earth’s books, whereby the same basis as was held by the prior shareholders carried over at book value of $39,300,000 to Earth Biofuels.
Additional monies from lenders were obtained during the first quarter of 2007, totaling $15 million, to provide working capital for Earth. The Earth LNG business is the guarantor and primary debtor on the underlying amount. The note is cross collateralized by the Durant plant as well. As part of the agreement, interest reserves for the first year were withheld from the proceeds. The note has accrued interest at the approximate rate of 15% for the first six months of the debt. The principle is due at maturity in three years.
This subsidiary is self sustaining from current operations, and continues to obtain new customers in the market, thereby increasing profit margins.
Liquidity and Capital Resources and related Business Risks and Uncertainties Relating to the Company and Alternative Fuel Industries
Our limited operating history makes evaluating our business and prospects difficult. Our limited operating history and recent acquisitions make it difficult to evaluate our current business and prospects or to accurately predict our future revenues or results of operations. Our revenue and income potential are unproven, and our business plan is constantly evolving. The market for alternative fuels is evolving and we may need to continue to modify our business plan to adapt to these changes. As a result, we are more vulnerable to risks, uncertainties, expenses and difficulties than more established companies. Some of these risks relate to our potential inability to: effectively manage our business and operations; successfully maintain our low-cost structure as we expand the scale of our business; and manage rapid growth in personnel and operations.
We have a history of operating losses and we anticipate losses for the foreseeable future. Unless we are able to generate profits and positive cash flow we may not be able to continue operations. We incurred consolidated net losses from operations of approximately $21 million, before depreciation and non-cash share based compensation, for the year ended December 31, 2006. We expect operating losses to continue for the foreseeable future as we incur expenditures for start up business operations and until the additional investors are obtained and construction of all plants are completed. With increased on-going operating expenses, we will need to generate significant revenues to achieve profitability. Consequently, we may never achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

For the year ended December 31, 2006, the report of our independent registered public accounting firm stated that our financial statements were prepared assuming that we would continue as a going concern. We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to generate and increase profits, and obtain additional investors and necessary funding from outside sources.
We may have difficulty raising additional capital, which could deprive us of necessary resources to grow our business and achieve our business objectives and expansion strategy. We expect to continue to devote capital resources to fund our business plan. Our ability to raise additional fundings depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the prices of various commodities, particularly the prices of ethanol, soybean, corn, natural gas and unleaded gasoline. We might not have access to the funding required for the expansion of our business or such funding might not be available to us on acceptable terms. Given our current indebtedness, and limited liquidity and access to financial markets and required amounts of cash flow required to service our debt, we have increased our financial risks and have decreased the amount of funds available for our growth strategy, thereby making it more challenging to implement our strategy in a timely manner.
Because our common stock is listed on the NASD OTC Bulletin Board, many investors may not be willing or allowed to purchase it or may demand steep discounts. Sufficient additional financing may not be available to us or may be available only on terms that would result in further dilution to the current owners of our common stock. If we are unable to raise additional funds when we need them, we may have to severely curtail our operations and expansion plans.
We have incurred and will continue to incur increased costs as a result of being a public company. As a result of being a public company, we have incurred and will continue to incur significant legal, accounting and other expenses. We have incurred and will continue to incur costs associated with our public company reporting requirements and costs associated with related corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC. In addition, complying with these rules, regulations and requirements will occupy a significant amount of the time of our board of directors and management. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
If we fail to remain current on our reporting requirements, we could be removed from the over-the-counter bulletin board, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. Companies trading on the over-the-counter bulletin board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13 in order to maintain price quotation privileges on the over-the-counter bulletin board.
There is significant volatility in our stock price. The trading price of our common stock on the over-the-counter bulletin board has been and continues to be subject to wide fluctuations. The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of our common stock, quarterly variations in actual or anticipated operating results, growth rates, changes in estimates by analysts, market conditions in the industry, announcements by competitors, regulatory actions and general economic conditions. In addition, the stock market from time to time experiences significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies. As a result of the foregoing, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event would likely result in a material adverse effect on the price of our common stock. In addition, the trading price of our common stock will continue to be volatile in response to factors including the following, many of which are beyond our control: variations in our operating results; announcements of technological innovations, new products or new services by us or our competitors; changes in expectations of our future financial performance, including financial estimates by securities analysts and investors; our failure to meet analysts’ expectations; changes in operating and stock price performance of other energy companies similar to us; fluctuations in oil and gas prices; conditions or trends in the oil and gas and alternative fuels industry; additions or departures of key personnel; and future sales of our common stock. Domestic and international stock markets often experience significant price and volume fluctuations that are unrelated to the operating performance of companies with securities trading in those markets. These fluctuations, as well as political events, terrorist attacks, threatened or actual war, and general economic conditions unrelated to our performance, may adversely affect the price of our common stock. In the past, securities holders of other companies often have initiated securities class action litigation against those companies following periods of volatility in the market price of those companies’ securities. If the market price of our stock fluctuates and our stockholders initiate this type of litigation, we could incur substantial costs and experience a diversion of our management’s attention and resources, regardless of the outcome. This could materially and adversely affect our business, prospects, financial condition, and results of operations.
There is a limited market for our common stock. If a substantial and sustained market for our common stock does not develop, our stockholders’ ability to sell their shares may be materially and adversely affected. Our common stock is tradable in the over-the-counter market and is quoted on the OTC Bulletin Board. Many institutional and other investors refuse to invest in stocks that are traded at levels below the NASDAQ Small Cap Market, which could make our efforts to raise capital more difficult. In addition, the firms that make a market for our common stock could discontinue that role. OTC Bulletin Board stocks are often lightly traded or not traded at all on any given day. We cannot predict whether a more active market for our common stock will develop in the future. In the absence of an active trading market: investors may have difficulty buying and selling or obtaining market quotations; market visibility for our common stock may be limited; and a lack of visibility for our common stock may have a depressive effect on the market price for our common stock.
The loss of any of our key personnel would likely have an adverse effect on our business. Our future success depends, to a significant extent, on the continued services of our key personnel, including plant managers. Our loss of any of these key personnel most likely would have an adverse effect on our business. Competition for personnel throughout the industry is intense and we may be unable to retain our current management and staff or attract, integrate or retain other highly qualified personnel in the future. If we do not succeed in retaining our current management and our staff or in attracting and motivating new personnel and plant managers, our business could be materially adversely affected.
Any disruption in our operations could result in a reduction of sales volume and could cause us to incur substantial losses.

We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights or increased costs. Our future success depends to a significant degree upon the protection of our proprietary technology. The misappropriation of our proprietary technology would enable third parties to benefit from our technology without paying us for it. Although we have taken steps to protect our proprietary technology, they may be inadequate and the unauthorized use thereof could have a material adverse effect on our business. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.
Changes in production technology could require us to commit resources to updating our biodiesel plants or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. Advances and changes in the technology of biodiesel production are expected to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete.
Our expansion plans, including with respect to the sites in Texas, Oklahoma, Tennessee, Kentucky, Illinois and Mississippi, are subject to significant risks and uncertainties with respect to timing of completion, financing of construction costs and our ability to timely realize the benefits we anticipate of these additional sites. Accordingly, investors should not place undue reliance on our statements about our expansion plans or their feasibility in the timeframe anticipated or at all.
Our construction costs could increase to levels that would make construction of new facilities too expensive to complete or unprofitable. Our construction costs could materially exceed budgets, which may adversely affect our financial condition and our anticipated operating results. We believe that contractors, engineering firms, construction firms and equipment suppliers increasingly are receiving requests and orders from other biodiesel/ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial or commercial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities. Any new facility that we may complete may not operate as planned.
Our business is highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and on the availability of raw materials supplies, so our results of operations, financial condition and business outlook may fluctuate substantially. Our results of operations depend substantially on the prices of various commodities, particularly the prices for biodiesel, feedstock, such as soybean, corn, natural gas and unleaded gasoline. The prices of these commodities are volatile and beyond our control. As a result of the volatility of the prices for these items, our results may fluctuate substantially. We may experience periods during which the prices of our products decline and the costs of our raw materials increase, which in turn may result in operating losses and adversely affect our financial condition. We may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply biodiesel, corn, feedstock, such as soybean, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, but these activities involve substantial costs, substantial risks and may be ineffective to mitigate these fluctuations. If a substantial imbalance occurs, our results of operations, financial conditions and business outlook could be negatively impacted. Our ability to operate at a profit is largely dependent on market prices for biodiesel, and the value of any investment in us may be directly affected by these market prices.

Our results of operations and financial condition will be significantly affected by the market price for biodiesel and the co-products from biodiesel production. Price and supply are subject to and determined by market forces over which we have no control. In 2005, approximately 75 million gallons of biodiesel were produced. In May 2006, the National Biodiesel Board estimated there were 65 active biodiesel plants producing an estimated 395 million gallons of biodiesel annually, with another 50 biodiesel plants under construction and 8 plants which are undergoing expansions. By the end of 2008, the National Biodiesel Board estimates there could be 714 million gallons of capacity. Biodiesel plants are operating or have been proposed in at least 39 states. In addition, investors should understand that we face a competitive challenge from larger biodiesel plants and from biodiesel plants owned and operated by the companies that supply our inputs. Cargill, Inc., a large supplier of soybean oil, is constructing a 37.5 million gallon biodiesel plant in Iowa Falls. Another large corporation and supplier of soybean oil, Archer Daniels Midland Co., plans to construct a 50 million gallon biodiesel plant in North Dakota. These plants will be capable of producing significantly greater quantities of biodiesel than the amount we will produce. Furthermore, these plants may not face the same competition we do for feedstock as the companies that own them are suppliers of the feedstock. In light of such competition, there is no assurance that we will be able to compete effectively in the industry. We may generate less income as a result, which would decrease the value of the shares.
Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of any investment.
Our business is sensitive to feedstock and corn prices which could increase our production costs and profitability. The primary material necessary for the production of biodiesel fuel is feedstock. Feedstocks for biodiesel production include a wide variety of fat, oil, or grease sources. Feedstocks are generally categorized as virgin (fats and oils that have not been previously used) or recycled (fats, oils and grease products that have been used for another purpose). Virgin feedstock may come from either plants (e.g., soy, canola, palm, corn, etc.) or animal sources (e.g., hogs, cattle, poultry, or fish). Changes in the price of feedstock can significantly affect our business. For instance, a 1¢ per pound increase in the cost of soybean oil would equate to a 7.5¢ per gallon increase in the cost of biodiesel produced. We anticipate the cost of feedstock will represent approximately 60-75% of our cost of biodiesel production, depending upon the location of the particular facility. In the past, the price of soybean oil has been volatile, fluctuating between sixteen cents and thirty-five cents per pound over the last three years. Increased biodiesel production may also lead to an increase in the price of feedstock. Rising feedstock prices may produce lower profit margins. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% meal used for feed and only 20% oil. Because there is little or no correlation between the price of feedstock and the price at which biodiesel can be sold, we cannot pass along increased feedstock prices to our biodiesel customers. The price of soybeans is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. Asian soybean rust is abundant in certain areas of South America, and its presence in the United States was recently confirmed. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be killed with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock to our biodiesel plants. Increased feedstock prices may result in decreased profits. We may engage in hedging transactions which involve risks that can harm our business.
Our reliance upon third parties for feedstock and corn supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent upon the availability and price of feedstock and corn supply, we will be dependent on relationships with third parties, including feedstock and corn suppliers. We do not anticipate building a soy crushing facility to supply our own raw soy oil or feedstock. Therefore, we must be successful in establishing feedstock and corn agreements with third parties. To date, we have no binding commitments from anyone to supply our feedstock or corn, preferring instead to purchase feedstock on the spot market. We plan to enter into long-term co-op agreements with farmers for soy and canola feedstock oils and corn in regions where we operate. Assuming that we can establish feedstock and corn relationships, our suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel or ethanol manufacturing business in competition with us. Our suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. Competition for raw soy oil, animal fats and other feedstock and corn may make us unprofitable and result in the complete loss of your investment. If we are unable to obtain adequate quantities of feedstock or corn at economical prices, you may lose any investment.
Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of your investment in us. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. The biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005 and are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and the potential loss of some or all of any investment.
We will be dependent on others for sales of some of our products, which may place us at a competitive disadvantage and reduce profitability. We do intend to have a sales force of our own to market our biodiesel, but we do not intend to have a sales force of our own to market our ethanol. As such, we expect to contract with a third party to market our ethanol. As a result, we will be dependent on whomever we contract with to market our ethanol. There is no assurance that we will be able to enter into contracts with an ethanol broker on acceptable terms. If the broker breaches the contract or does not have the ability, for financial or other reasons, to market all of the ethanol we produce, we will not have any readily available means to sell our ethanol. Our lack of a sales force and reliance on third parties to sell and market our ethanol may place us at a competitive disadvantage. Our failure to sell all of our ethanol may result in less income from sales, reducing our revenue, which could lower the value of any investment.
Excess production capacity in the ethanol industry resulting from new plants under construction or decreases in the demand for ethanol could adversely affect our business. According to the RFA, domestic ethanol production capacity has increased from 1.8 billion gallons per year at December 31, 2001 to an estimated 4.5 billion gallons per year in April 2006. The RFA estimates that, as of May 2006, approximately 2.0 billion gallons per year of additional production capacity, an increase of 50% over current production levels, is under construction at 41 new and existing facilities. This estimate does not include our plans to build a production capacity. Excess capacity in the ethanol industry would have an adverse effect on our results of operations, cash flows and financial condition. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard to interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs. Excess ethanol production capacity also may result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in the United States. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage or as a result of technological advances, such as the commercialization of hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs. There is some evidence that reduced gasoline consumption has occurred in the recent past as gasoline prices have increased in the United States.
Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could impact our ability to market our biodiesel. Because it is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other parts of the engine. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product. In addition, studies have shown that nitrogen oxide emissions from pure biodiesel increase by 10%. Nitrogen oxide is the chief contributor to ozone depletion or smog. New engine technology is available and is being implemented to eliminate this problem. However, these emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry.
Our biodiesel business faces substantially different risks from those related to ethanol. The ethanol industry enjoys over 3 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network servicing a substantial demand. By contrast, in 2005 the biodiesel industry supplied approximately 75 million gallons of fuel for domestic consumption. The production from our currently operating biodiesel plant would equate to approximately 13% of the 2005 domestic supply of biodiesel. The entire diesel fuel market constitutes only about one half of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Furthermore, diesel vehicles make up about only 4% of all passenger vehicle sales. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has faced opposition from the trucking industry and others in regard to legislative mandates for its use. In addition, the present marketing and transportation network must expand significantly before our planned biodiesel plants begin production. For example, unlike ethanol, biodiesel is often not readily available at pumps in gasoline stations. Therefore, we may be unable to market our biodiesel profitably.
Biodiesel production faces a substantially different market for raw materials from that related to the production of ethanol. For ethanol production, we can purchase raw grains directly from producers, which presents an almost unlimited supply from thousands of corn growers. For biodiesel, we intend to purchase only raw or partially refined oils and fats from a very limited number of suppliers. Accordingly, we may be unable to obtain the necessary supply of raw materials for our biodiesel business and may be unable to operate at profitable levels.
The ethanol industry has historically enjoyed substantially more governmental support than the biodiesel industry at both the federal and state levels. Although the Energy Policy Act of 2005 enacted or extended certain tax credits for the biodiesel industry, such incentives had been previously available to the ethanol industry. In addition, various states offer other production subsidies for ethanol. Subsidies for ethanol make its production more profitable. These and other differences between ethanol production and biodiesel production make risk and investment comparisons between the two industries unreliable. You should base your decision to invest in us upon the factors that affect both the biodiesel and ethanol industries.
Our profit margins may be adversely affected by fluctuations in the selling price and production cost of gasoline. Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of the gasoline with which it is blended. As a result, ethanol prices are influenced by the supply of and demand for gasoline. Our results of operations may be materially adversely affected if the demand for or the price of gasoline decreases. Conversely, a prolonged increase in the price of or demand for gasoline could lead the U.S. government to relax import restrictions on foreign ethanol that currently benefit us.
Excess production capacity in the ethanol industry resulting from new plants under construction or decreases in the demand for ethanol could adversely affect our business. According to the RFA, domestic ethanol production capacity has increased from 1.8 billion gallons per year at December 31, 2001 to an estimated 4.8 billion gallons per year in June 2006. The RFA estimates that, as of May 2006, approximately 2.0 billion gallons per year of additional production capacity, an increase of 50% over current production levels, is under construction at 41 new and existing facilities. This estimate does not include our plans to build a production capacity. Excess capacity in the ethanol industry would have an adverse effect on our results of operations, cash flows and financial condition. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (that is, the cost of producing only the next unit, without regard to interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.
Excess ethanol production capacity also may result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in the United States. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage or as a result of technological advances, such as the commercialization of hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs. There is some evidence that reduced gasoline consumption has occurred in the recent past as gasoline prices have increased in the United States.
Our top customers will be oil companies which make significant profits from the sale of gasoline. As such they may oppose mandated blending of gasoline with ethanol and any increase in such mandated blending. Our competitors include plants owned by farmers who earn their livelihood through the sale of corn, and hence may not be as focused on obtaining optimal value for their produced ethanol as we are.

The current spread between ethanol and corn prices is historically high and we do not expect it to continue at its current level
Our gross margins will be principally dependent on the spread between ethanol and corn prices. The current spread between ethanol and corn prices is currently at an historically high level, driven in large part by high oil prices. We do not expect the spread between ethanol and corn prices to continue at the current level. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our financial performance.
The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in our manufacturing process. We will rely upon third parties for our supply of natural gas which is consumed in the processing of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could temporarily impair our ability to manufacture ethanol for our customers. Further, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial condition. The price fluctuation in natural gas prices over the six year period from 1999 through December 31, 2005, based on the New York Mercantile Exchange, or NYMEX, daily futures data, ranged from a low of $1.63 per MMBtu in 1999 to a high of $15.38 per MMBtu in December 2005.
The United States ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in such legislation or regulation could materially adversely affect our results of operations and financial condition. The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations
The cost of producing ethanol has historically been significantly higher than the market price of gasoline. The production of ethanol is made significantly more competitive by federal tax incentives. The federal excise tax incentive program, which is scheduled to expire on December 31, 2010, allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell regardless of the blend rate. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. If the fuel is blended with ethanol, the blender may claim a $0.51 per gallon tax credit for each gallon of ethanol used in the mixture. We cannot assure, however, that the federal ethanol tax incentives will be renewed in 2010 or if renewed, on what terms they will be renewed. The elimination or significant reduction in the federal ethanol tax incentive could have a material adverse effect on our results of operations.
Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse effect on our results of operations. Under the Energy Policy Act of 2005, the Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the RFS mandate with respect to one or more states if the Administrator determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the United States, or that there is inadequate supply to meet the requirement. In addition, the Department of Energy was directed under the Energy Policy Act of 2005 to conduct a study by January 2006 to determine if the RFS will have a severe adverse impact on consumers in 2006 on a national, regional or state basis. Based on the results of the study, the Secretary of Energy must make a recommendation to the EPA as to whether the RFS should be waived for 2006. Any waiver of the RFS with respect to one or more states or with respect to 2006 would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.
While the Energy Policy Act of 2005 imposes a RFS, it does not mandate the use of ethanol and eliminates the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act. The RFG program’s oxygenate requirements contained in the Clean Air Act, which accounted for approximately 1.95 billion gallons of ethanol use in 2004, was completely eliminated on May 5, 2006 by the Energy Policy Act of 2005. While the RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS, the RFS is not limited to ethanol and also includes biodiesel and any other liquid fuel produced from biomass or biogas. We cannot assure you that the elimination of the oxygenate requirement for reformulated gasoline in the RFG program included in the Clean Air Act will not result in a decline in ethanol consumption, which in turn could have a material adverse effect on our results of operations and financial condition.
Certain countries can import ethanol into the United States duty free, which may undermine the ethanol industry in the United States. Imported ethanol is generally subject to a $0.54 per gallon tariff and a 2.5% ad valorem tax that was designed to offset the $0.51 per gallon ethanol subsidy available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is a special exemption from the tariff for ethanol imported from 24 countries in Central America and the Caribbean islands which is limited to a total of 7.0% of United States production per year (with additional exemptions for ethanol produced from feedstock in the Caribbean region over the 7.0% limit). In May 2006, bills were introduced in both the U.S. House of Representatives and U.S. Senate to repeal the $0.54 per gallon tariff. We do not know the extent to which the volume of imports would increase or the effect on United States prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration in December 2007. In addition, the NAFTA countries, Canada and Mexico, are exempt from duty. Imports from the exempted countries have increased in recent years and are expected to increase further as a result of new plants under development. In particular, the ethanol industry has expressed concern with respect to a new plant under development by Cargill, Inc., the fifth largest ethanol producer in the United States, in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol from El Salvador to the United States duty-free. Since production costs for ethanol in Brazil are estimated to be significantly lower than what they are in the United States, the import of the Brazilian ethanol duty free through El Salvador or another country exempted from the tariff may negatively impact the demand for domestic ethanol and the price at which we sell our ethanol.
We may be adversely affected by environmental, health and safety laws, regulations and liabilities We are subject to various stringent federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We cannot assure you that we will be at all times in complete compliance with these laws, regulations or permits. In addition, we expect to make significant capital expenditures on an ongoing basis to comply with these stringent environmental laws, regulations and permits.
We will be subject to potential liability for the investigation and cleanup of environmental contamination at the facilities that we own or operate and at off-site locations where we arranged for the disposal of hazardous wastes. If materials are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” or other environmental laws for all or part of the costs of such investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from such properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs.
In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of environmental laws and regulations or other developments could require us to make additional significant expenditures.
We expect to generate revenue from the sale of carbon dioxide, which is a co-product of the ethanol manufacturing process. If new laws or regulations are passed relating to the production, disposal or emissions of carbon dioxide, we may not be able to generate revenue from carbon dioxide sales. Furthermore, we may also be required to incur significant costs to comply with any new laws or regulations relating to carbon dioxide.
In addition, the hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, abnormal pressures and spills) may result in personal injury claims or damage to property, natural resources and third parties. As protection against operating hazards, we will maintain insurance coverage against some, but not all, potential losses. The occurrence of events which result in significant personal injury or damage to our property, natural resources or third parties that is not fully covered by insurance could have a material adverse impact on our results of operations and financial condition.
We will be highly dependent upon an engineering and construction firm or firms to design and build the plants and train our personnel to operate the plants, but we currently have no binding agreement with any such firm. Various firms have indicated an interest in negotiating a design-build contract which would provide for the firm to serve as our general contractor and would provide or engage another firm to supply essential design and engineering services and would set forth the terms on which the firm would design and build our plant. However, the leading ethanol plant contracting firms are engaged in many other projects and we may have difficulty obtaining these services on a satisfactory timeline. Thus, there is no assurance that we will be able to identify a satisfactory contractor or to negotiate and execute a satisfactory design-build contract. If we are unable to execute a design-build contact or if the contractor terminates its relationship with us, we could be forced to abandon our project. Any delay in the construction of our plant or commencement of our operations would delay our ability to generate revenue, service our debt, compete effectively and make distributions to our shareholders.
If a plant is built and does not operate to the level anticipated by us or as provided in our design-build contract, we will rely on the design-build firm to adequately address such deficiency. There is no assurance that the design-build firm will be able to address such deficiency in an acceptable manner. Failure to do so could cause us to halt or discontinue our production of ethanol, which could damage our ability to generate revenues and reduce the value of your shares.
Significant increases in the cost of the project may require us to obtain additional debt or equity capital which may be difficult and expensive to obtain, or may not be available at all, and which could delay and diminish our profitability and decrease the value of your shares.
The ethanol and fuel additives industry is very competitive. Competition in the ethanol industry is intense. Our business faces competitive challenges from larger facilities that can produce a wider range and larger quantity of products than we can, and from other plants similar to our proposed plant. Our plant will be in direct competition with other ethanol producers, many of which have greater resources than we do. Larger ethanol producers such as Archer Daniels Midland, Aventine Renewable Energy, Inc., and Abengoa Bioenergy Corp., among others, are capable of producing a significantly greater amount of ethanol than we expect to produce. ADM recently announced plans to expand its ethanol capacity by 500 million gallons through the construction of two new dry corn milling facilities. Nationally, the ethanol industry is likely to become more competitive given the substantial initial construction and expansion that is occurring in the industry.
In addition, we must also compete against producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of petroleum-based MTBE. While the recently enacted Energy Policy Act of 2005 generally prohibits the use of MTBE within four years of its enactment (other than in states submitting a notice to the Department of Energy Information Administration that the state authorizes the use of MTBE), the major oil companies have substantial resources to develop alternative products, and to influence legislation and the public’s perception about ethanol. These companies also have sufficient resources to begin producing ethanol should they choose to do so. We may not have sufficient resources to compete against the ethanol and other fuel additive producers in the industry.
As more ethanol plants are built, ethanol production will increase and, if demand does not sufficiently increase, this could result in lower prices for ethanol and distillers grains, which will decrease the amount of revenue we may generate. A significant number of ethanol plants are currently being planned and built in the United States. As a consequence, ethanol production is expected to increase rapidly in the next two to three years. That rate of increase may continue. The demand for ethanol is dependent upon numerous factors such as governmental regulations, governmental incentives, whether the phase out of restrictions on the use of MTBE continues and the development of other technologies or products that may compete with ethanol. If the demand for ethanol does not sufficiently increase, then increased ethanol production may lead to lower ethanol prices. In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased supplies of distillers grains. Demand for distillers grains depends upon various factors such as the strength of the local and national poultry, swine, beef and dairy cattle industries, and the availability of other feed products at more economical prices. An increase in the supply of distillers grains, without offsetting increases in demand, could lead to lower prices. Decreases in the market price of ethanol and distillers grains will result in lower revenues for us, would decrease our profitability, could result in operating losses and would reduce the value of your shares.
The development of alternative fuels, oxygenates and energy sources may reduce the demand for ethanol, resulting in a reduction in our profitability and the value of your shares.

Alternative fuels, including gasoline oxygenates and a variety of energy alternatives to ethanol, are continually under development. Fuel additives or oxygenates that compete with ethanol are already in use and more acceptable oxygenates may be developed in the future, which may decrease the demand for ethanol. Technological advances in engine and exhaust system design and performance could decrease the use of oxygenates, which would reduce the demand for ethanol. Further advances in power generation technologies, based on cleaner hydrocarbon based fuels, fuel cells and hydrogen are actively being researched and developed. If these technological advances and alternatives prove to be economically feasible, environmentally superior and accepted in the marketplace, the market for ethanol could be significantly diminished or replaced, which could substantially reduce our revenues and profitability and the value of your shares.
Consumer perceptions of ethanol and other fuels may have a negative impact on the acceptability of ethanol in the market, reducing our revenues and the value of your shares. Many consumers have been exposed to the belief that ethanol production uses more energy than the ethanol produced can deliver. Others believe that ethanol damages vehicle engines. Some expect that ethanol, particularly if use is mandated, will result in higher fuel prices. These and similar perceptions could negatively impact the acceptability and price of ethanol in the marketplace, reducing market volumes and prices, and resulting in greater competition, lower revenues for us and less value for your shares.
When construction of a proposed plant nears completion, we will need to hire a significant number of employees to operate the plant. Our success depends in part on our ability to attract and retain competent personnel. We must hire qualified managers, engineers and accounting, human resources, operations and other personnel. Competition for employees in the ethanol industry is intense. If we are unable to hire, train and retain qualified and productive personnel, we may not be able to operate the plant efficiently and the amount of ethanol we produce and market may decrease.
Existing Indebtedness and Recent Actions taken by note holders:
We have increased the amount of our indebtedness as a result of our private placement of senior convertible promissory notes totaling $53.6 million. Our senior convertible promissory notes carry covenants that impose significant requirements and penalties on us, including, among others, requirements that: we pay principal and other charges on the promissory notes when due and we pay interest quarterly in arrears beginning March 31, 2007; we use the proceeds from the sale of the promissory notes only for permitted purposes, which include building and acquiring interests in biodiesel and ethanol production facilities, and other general corporate purposes; for a period of two years after the sale of the promissory notes, if we issue equity or equity linked securities on terms more favorable than the promissory notes, then the holders of the promissory notes will have the option to exchange the promissory notes for the securities to be issued in the new offering; for a period of one year after the sale of the promissory notes, we provide notice to the purchasers of the promissory notes of any subsequent offer of equity or equity linked securities, and we allow the purchasers of the promissory notes to participate in such a subsequent offering on a pro rata basis; we keep reserved out of our authorized shares of common stock sufficient shares to satisfy our obligation to issue shares on conversion of the promissory notes and the exercise of the related warrants issued in connection with the sale of the promissory notes; and we timely file a registration statement with the SEC, registering the shares of common stock issuable upon the conversion of the promissory notes and the exercise of the related warrants. If we fail to file the registration statement on a timely basis, or if it is not declared effective by the SEC within a maximum of 120 days from the filing date, we are required to pay to the investors liquidated damages equal to 2.5% of the amount invested and shall pay to the investors liquidated damages equal to 1.0% of the amount invested for each subsequent 30-day period. Our ability to comply with these provisions have been affected by changes in our business condition, the decline in the price of our stock, and other events beyond our control. As a result of these factors the Company is in default under the promissory notes, permitting the holders of the promissory notes to accelerate their maturity and record significant penalties and interest. As a result of continuing negotiations with the note holders to restructure the debt to provide for more favorable conversion prices, we have been unable to register the amount of underlying securities.
Subsequent to June 30, 2007, actions were taken by the holders of the promissory notes to seek involuntary bankruptcy under Chapter 7, requiring liquidation and dissolution of the Company. Earth has filed a business plan for reorganization with the courts seeking to remove this action.
At June 30, 2007, we had a total of 17 full-time employees. Our employees are not represented by a labor union and are not subject to any collective bargaining agreement. The headquarters are located at 3001 Knox Street, Suite 403, Dallas, Texas 75205. The lease is under a management services contract with the current lessee of the property. We believe these facilities are adequate for our current needs.
Controls and Procedures, page 35
5.
The company will amend to include disclosure about the restatements for our Form 10-QSBs for the periods ended March 31, 2006, June 30, 2007, September 30, 2006 and March 31, 2007 as well as Form 10-KSB for the period ended December 31, 2006, to discuss the effect of these restatements and the existence of material weaknesses regarding the effectiveness of our disclosure controls and procedures of December 31, 2006. Based on managements evaluation and solely because of the material weakness related to internal controls over financial reporting with respect to the preparation, review, presentation and disclosure of the consolidated statements, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective. We will also disclose the corrective measures we have taken in light of the restatements, which include the fact that subsequent to the first quarter ended 2007 management has implemented enhancements to the Company’s internal controls over financial reporting with respect to the consolidated financial statements. The Company has created templates to be used in financial reporting to provide more detailed information. Also, the disclosure processes for testing GAAP compliance have been improved. Management has assessed the operating effectiveness of these enhanced controls and believe the material weakness has been remediated.
Consolidated Financial Statements
General
6.
For the Company’s future filings we will disclose our accounting policy for presentation of excise taxes on the gross basis. The amounts of these taxes if significant will also be disclosed for each period for which an income statement is presented. These taxes relate to a government rebate of $1 for all blended biodiesal sold by the Company.

7.
The types of expenses included in the cost of sales line item include the cost of raw materials, inbound freight charges, purchasing and receiving costs, terminal fees for storage and loading of biodiesal, petro fees, chemicals, and related costs of production.
The types of expenses included in the selling, general and administrative expenses line item include salaries and benefits, office expenses, insurance, professional services, travel and other miscellaneous expenses.
We will also disclose in a footnote, the line items and amounts for significant amounts in each line item for each period presented, and discuss the comparability of gross profit margins with other entities regarding the inclusion of amounts in the various accounts.
Report of Independent Registered Public Accounting Firm, page F-2
8.
Malone & Bailey, PC assumed responsibility as principal auditor of our financial statements as of and for the years ended December 31, 2006 and 2005, even though their audits did not cover 50% of both assets and revenues for the periods, as Earth did not acquire the LNG business until November 2006. Malone & Bailey’s audits covered 62% of consolidated assets and 37% of consolidated revenues. However, all significant accounts were included in the 62% of consolidated assets. In addition, the acquisition of the LNG business was accounted for as a pooling, and therefore the 2005 financial statements were restated to include the revenues from LNG. The transaction was effective November 2006, however, it would not have been reasonable in both time and money to have LNG re-audited for 2005 by Malone & Bailey PC, and for them to audit 2006, considering the LNG prior auditors had already audited and reviewed these companies for those periods. In addition, the major accounts are on Earth’s books, as the only major LNG assets are property, plant and equipment, and goodwill.
Consolidated Statements of Operations and Comprehensive Loss, page F-4
9.
The only types of costs recorded in the compensation expense line items are related to amounts paid to employees in cash or share based compensation (non-cash). There are no compensation amounts in cost of sales, and the only compensation included in selling, general, and administrative expenses are related to share based compensation (non-cash) paid to non-employees for services such as consulting and professional fees.
Consolidated Statements of Cash Flows, page F-6
10.
Note 2 – Restatements, page F-8
11.

The December 31, 2005 segment results include only one month’s operations of LNG due to the fact that this entity was not acquired by the Parent, Apollo Resources, and other shareholders (also holders of Apollo Resources common stock) until December 1, 2005. As a result, only one month’s operations had been purchased and accounted for using the business combination method, and the recording of goodwill at the time of original acquisition by Apollo Resources. The entity was subsequently sold to Earth in November 2006, between entities under common control, and accounted for as a pooling back to the date of acquisition by the Parent on December 1, 2005.
Note 3 – Summary of Significant Accounting Policies
Accounting for Share-Based Compensation, page F-11
12.
The adoption of SFAS 123R during the year ended December 31, 2006 only had a material impact to our financial statements due to the fact that a material amount of shares were issued and expensed during the year ended. The Company has not ever issued any stock options, nor previously accounted for any shares under the provisions of APB 25. The Company has only issued restricted Rule 144 shares to employees and non-employees related to goods and services received.
13.
Due to the above there was no material change in accounting principles which should have been described by an explanatory paragraph to our independent auditors opinion.
Net Loss Per Common Share, page F-12
14.
The type of anti-dilutive securities were related to convertible debt securities and underlying warrants issued in connection with the debts, and were anti-dilutive due to losses incurred by the Company. A rollforward of the warrants and disclosure of anti-dilutive securities were disclosed in footnote #13 – “Stockholders Equity” of the financial statements.
Note 5 – Investments in Equity Securities, page F-12
15.
We will revise the filing for the year ended December 31, 2006 to include $487,000 in realized losses on trading securities within earnings instead of other comprehensive income on our consolidated statement of operations and comprehensive loss as required by paragraphs 12-14 of SFAS 115.

16.
Earth had both trading securities and available for sale securities during the year ended December 31, 2006. The trading securities consisted of jet fuel futures which positions were all closed and $487,000 in losses were recorded as realized during the year ended 2006.
The available for sale securities consist of publicly traded shares of a company, whose decline in stock prices during the year ended 2006 were deemed to be temporary. In accordance with SFAS 115, paragraph 13 and 16, unrealized holding gains and losses (ie: temporary impairment) for available-for-sale securities shall be excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized. As such, the decline in the company’s quoted stock prices as of December 31, 2006 were treated as a temporary impairment, and included in as separate component of shareholders’ equity totaling $570,000 until realized.
17.
Subsequent to year end and based on Earth’s current cash flow and involuntary bankruptcy filings, it has been determined that our ability to hold this investment is not probable, and as such these losses are reflected as realized in the quarter ended June 30, 2007 10QSB filing.
Note I – Investments, Advances and Notes Receivable from Related Parties, page F-13
18.
An analysis of all equity issuances, repurchases, conversions, etc since January 1, 2005, related to the above investments has been addressed in tabular format first and then Para graphically in response to your question # 4 above. In addition, we also addressed the related parties, considerations, and basis for determining fair values.
19.
In addition, we have more clearly reconciled all of the investments and advances amounts shown in the table on page F-14 to our discussion of the investments and advances provided below the table. This information is also included in our response to your question #4 above.
20.
Also, this information is included paragraphically under the Earth Biofuels Technology company in our response to your question #4 above.
On May 4, 2006, we agreed with Dr. Miguel Dabdoub to form a technology company by the name of “Earth Biofuels Technology Company, LLC,” to be owned 50% by us and 50% by Dr. Dabdoub. In exchange for our 50% interest, we paid $225,000 and we issued 1,800,000 shares of our common stock valued at $4,410,000 to Dr. Dabdoub and Apollo Resources issued 100,000 shares of its common stock to Dr. Dabdoub. Dr. Dabdoub, an expert in the field of biodiesel production facility technologies, has contributed an exclusive license to the technology company to make use of his proprietary technologies, for use in North America. Accordingly, the purpose of the new entity is to utilize Dr. Dabdoub’s proprietary technologies, to design and construct biodiesel production facilities, both for us directly and for third parties. Based on Earth’s evaluation of the transactions the value of the Earth shares were expensed as consulting fees, in connection with the use of Dr. Dabdoub expertise. Additionally, we will use Mr. Dabdoub’s expertise to assess potential acquisitions of biodiesel production facilities, and to assist in the due diligence process for our other business opportunities. This company is to be funded from construction contracts obtained.
21.
There is not a consulting agreement per se with Dr. Dabdoub, as he is not an American Citizen. However, his services provided to the company are considered as consulting expenses. The shares he received in lieu of his contributions and expertise were issued to him at the time of the formation of the company and were considered vested and expensed.
Earth determined the measurement date for share based transactions with non-employees according to the terms of EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. Earth measured fair value of equity instruments using the stock price and other measurement assumptions as of the earlier of either of the date at which a commitment for performance by the counterparty to earn the equity instruments is, or the date at which the counterparty’s performance is complete. It was determined that the date at which the commitment for performance by the Company’s non-employee to earn the equity instruments had in fact occurred before the date at which the counterparty’s performance was complete. As such, the Company expensed the amounts at issuance date.
22.
Disclosures required by paragraph 20 of APB 18 states that the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee. The following disclosures are generally applicable to the equity method of accounting for investments in common stock. Financial statements of an investor should disclose parenthetically, in notes to financial statements, or in separate statements or schedules, the name of each investee and percentage of ownership of common stock, the accounting policies of the investor with respect to investment in common stock, and the difference if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. All of these disclosures were made in footnote #8 – Investments, Advances and Notes Receivable from Related Parties, to the financial statements. Since these investments are related to construction type investments and are startup companies, there were no differences between the amount at which an investment is carried and the amount of underlying equity in net assets. There were no equity investments in common stock for which a quoted market price was available. All investments are recorded using the cost or equity method of accounting. There were no current operations on any investments, and thus there are no related equity investment entries to record profits and losses. Construction has not commenced or is not completed within any of the investees. All future sources of capital to complete construction are to be from other investment groups unrelated to Earth. As a result at this time Earth is not required to put in any additional funding until other equity partners have been obtained. As other investors do come on board Earth will finalize letters of intent and record any liabilities as required by the agreements, and obtain separate financial statements on each investee.. As such, summarized information as to assets, liabilities, and results of operations of the investees were not presented. In addition, there was only one investment which included conversion options related to the note receivable, however, this was also disclosed in footnote 8 to the financial statements, as is still in early development stages.
Note 9 – Intangible Assets, page F-17
23.
Even though the Company incurred significant losses and negative operating cash flows during the year ended December 31, 2006, our test of impairments determined that no impairment existed as of the year end 2006. This was determined as follows:
For Earth Biofuels goodwill and other intangibles had been recorded totaling $6 million. The stock price at 12/31/06 was $1.015, resulting in fair market value of $237 million, which was in excess of the carrying value of equity totaling $95 million at the time of the impairment testing. Subsequent to year end the stock price continued to decline and thus the statement that there may be impairment was noted in the footnote.
For Earth LNG goodwill had been recorded totaling $24 million, upon the original acquisition by the parent. Since this entity was carried over to Earth using the pooling guidelines the goodwill amount carried over also. In addition, an independent appraisal had been obtained prior to the purchase by Earth, showing the value of the LNG business acquired to be $39.3 million, which was in excess of the carrying value of net assets of the company of $7 million.
24.
See our response to number 23 above to explain how we determined the reporting units used in our goodwill and long-lived asset impairment analysis.
Note 12 – Convertible Debt, page F-18
25.
With regard to the convertible debt issued in July and August 2006 the following are the conversion options:
The July debt was convertible into a fixed number of shares totaling 18,103,450 shares at $2.90 conversion price, and the August debt was convertible into a fixed number of shares totaling 379,310 shares at $2.90 conversion price. The notes were convertible at the option of the note holder only in lieu of installment payments on the principal amount of the note starting March 31, 2007 and payable quarterly. The debt is not redeemable by cash except of course through repayments. The Company has no obligation to buy back the converted shares or pay fair value of shares in cash upon any conversion.
Note 17 – Commitments and Contingencies, page F-24
26.

For each litigation matter described beginning on page F-25, the following is the estimated possible loss or range of loss if it is reasonably possible that a loss may have been incurred, or so stated that such an estimate cannot be made.
H.C. Wainwright & Co., Inc. (“HCW”) commenced arbitration against us on July 20, 2006, asserting a claim for breach of contract relating to a March 7, 2006 letter allegedly appointing H.C. Wainwright our placement agent for a limited time for the sale of our securities. H.C. Wainwright is seeking an award of unpaid commissions, warrants for the purchase our common stock, and attorneys’ fees and costs. Earth filed an answering statement on August 25, 2006, and denied that it was liable to HCW for breach of contract. Among other things, Earth asserts that any agreement was terminated prior to any alleged breach, HCW failed to perform as promised, and HCW made material misrepresentations of fact to induce Earth in to the alleged agreement. The arbitration proceeding is at an early stage and no discovery has been taken or dates established. Earth intends to vigorously defend this claim. We believe these allegations are substantively without merit, are vigorously contesting the claims brought by the plaintiff, and are exercising all available rights and remedies against them; however, the ultimate outcome of this matter is uncertain.
An Award of Arbitration was granted in July 2007, in the absence of representation by Earth. Earth was ordered to pay $5,656,000 with 9% interest calculated annually, attorney fees of $118,887.10, and an arbitration fee of $35,120. This matter was thought to be settled by actions taken previously by the Company. Earth is currently deciding whether to take legal action against HC Wainwright for fraud. In addition, Earth is appealing this award and losses, if any, cannot be reasonably estimated at this time.
On May 13, 2006, Earth Biofuels, Inc. (the “Company”) signed a Letter of Intent to acquire a 51% equity interest in Vertex Energy, LP, a company that owns a chemical processing facility adjacent to the Houston Ship Channel in Houston, TX. .On February 5, 2007 Vertex Energy, LP & Benjamin P. Cowart alleged breach of contract and fraud and subsequently a default judgment was entered in the amount of $5,070,640; thereafter a motion for new trial was granted. We believe these allegations are substantively without merit, are vigorously contesting the claims brought by the plaintiff, and are exercising all available rights and remedies against them; however, the ultimate outcome of this matter is uncertain. The company is in the process of filing a countersuit.
We have counterclaimed this action claiming fraud and fraudulent inducement. We have petitioned the court seeking declatory judgment and declaring the agreement and the Limited Partnership Agreement set aside, and all of the assets of Vertex Processing be awarded to Earth. In addition, the Company has petitioned the court to require Vertex and Gehrig to be responsible for the payment of the outstanding obligations, liabilities and indebtedness of Vertex due to their fraudulent conduct. Losses, if any, cannot be reasonably estimated at this time.
Two mechanics liens and breach of transportation agreement regarding freight bills were filed against the Durant property and LNG, respectively, in December, 2006. The mechanics liens were filed on December 18, 2006, for $1,704,259 by Lloyd Plyler Construction, and on December 21, 2006, for $104,889 by Simplex Grinnell, LP. These liens and freight bills have been released and resolved subsequent to year end. These mechanic liens were paid off in 2007.
Effective December 20, 2006, Earth Ethanol entered into an Acquisition Agreement (“Agreement”) with Liquafaction Corporation , a Washington corporation, Newco Liquafaction, Inc., a Washington corporation, and Earth Ethanol of Washington, LLC (herein, “Earth-Washington”), a Delaware limited liability company . Subsequent to year end Liquafaction Corporation has filed for termination of agreement due to prior default on funding requirements. Earth Ethanol is currently reinitiating this investment. Subsequent to year end Earth Ethanol and Liquafaction entered into an amended acquisition agreement. Under terms of the amended agreement, the Company will pay consideration of approximately 40% in common stock of Earth Biofuels and 60% cash. This project is also referred to as Moses Lake. As stated above in item number 3, the Company has again renegotiated the agreement and has funded approximately $686k as of June 30, 2007. The other party to the agreement has the right to terminate this agreement with any 5 day notice, and is also required to provide certain assets to the company before payment is due. In addition, construction of the underlying plant has not commenced at this point in time. As such, even though the acquisition agreement provides for future cash payments, these are not probable liabilities of the company as defined by Statement of Financial Accounting Concepts No. 6. Con 6 states that liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets to other entities in the future as a result of past transactions or events. In addition, the statements note that the presence or absence of future economic benefit that can be obtained and controlled by the entity can often be discerned reliably only with hindsight. Based on the past transactions above this agreement, and or investment by Earth Biofuels was considered uncertain as of the year end December 31, 2006, and thus $7.3 million in liabilities, and other shares payable was not deemed appropriate to accrue at the time. As of June 30, 2006, the Company is looking for other investors to either take Earth out of the investment or contribute to the investment before construction of the plant will begin. There are no estimated losses to be incurred on this investment and default noted above.
On or about April 19, 2007, JM Allen & Associates, Inc. filed a civil action in the District Court of Rusk County, Texas for the 4th Judicial District of Texas, entitled JM Allen & Associates, Inc. v. Earth Biofuels, Inc., alleging fraudulent inducement and non-performance under a series of oral alleged agreements to provide labor and materials in the aggregate amount of $1,900,000; and also filed a request for disclosure, admissions, interrogatories, and request for production of documents. We believe these allegations are substantively without merit, are vigorously contesting the claims brought by the plaintiff, and are exercising all available rights and remedies against them; however, the ultimate outcome of this matter is uncertain. Earth argues that only $400k of work and services was provided. This case is currently stayed until the involuntary Chapter 7 petition has been resolved.
Breaches related to the Security agreements and underlying accredited investors (Castlerigg Master Investments, Ltd, Evolution Master Fund, Ltd, Kings Road Investments, Ltd, Capital Ventures International, Radcliffe SPC, Ltd, Cornell Capital Partners, LP, Cranshire Capital LP, Portside Growth and Opportunity Fund Gundyco ITF Excalibur Limited Partnership and Whalehaven Capital Fund Ltd)were made related to the periods October 1,2006 through March, 2007, and pursuant to the registration requirements of the Registration Rights Agreement, each dated July 24, 2006, and August 11, 2006, respectively. Further, Earth executed confessions of judgment in the approximate amount of $15,956,731, in favor of the accredited investors.
As stated in our response for item number 4, on July 11, 2007, a petition for involuntary Chapter 7 bankruptcy was filed against Earth Biofuels, Inc. (the “Company”) by Castlerigg Master Investments Ltd., Radcliffe SPC Ltd., Portside Growth and Opportunity Fund, Cornell Capital Partners LP and Evolution Master Fund Ltd (collectively, the “Noteholders”). The Company intends to vigorously contest the involuntary bankruptcy filing and expects to prevail upon conclusion of a trial on the merits.

Exhibit 21 – Subsidiaries
27.
The exhibit includes all subsidiaries. Apollo LNG was not a subsidiary of Earth, but is a subsidiary of the parent corporation Apollo Resources.
Exhibits 31.1 and 31.2 – Management Certifications
28.
In response to item number 5 above the company will amend to include disclosure about the restatements for our Form 10-QSBs for the periods ended March 31, 2006, June 30, 2007, September 30, 2006 and March 31, 2007 as well as Form 10-KSB for the period ended December 31, 2006, to discuss the effect of these restatements and the existence of material weaknesses regarding the effectiveness of our disclosure controls and procedures of December 31, 2006. Based on managements evaluation and solely because of the material weakness related to internal controls over financial reporting with respect to the preparation, review, presentation and disclosure of the consolidated statements, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are not effective. We will also disclose the corrective measures we have taken in light of the restatements, which include the fact that subsequent to the first quarter ended 2007 management has implemented enhancements to the Company’s internal controls over financial reporting with respect to the consolidated financial statements. The Company has created templates to be used in financial reporting to provide more detailed information. Also, the disclosure processes for testing GAAP compliance have been improved. Management has assessed the operating effectiveness of these enhanced controls and believe the material weakness has been remediated.
As such we will be changing our disclosures on pages 35 and 36 in our revised filing, as we are not still in the process of evaluating the effectiveness of internal controls over financial reporting, and thus the Certifications are correct as filed.
FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2007
Consolidated Financial Statements
Note 2 – New Accounting Pronouncements, page7
29.
The adoption of FASB Staff Position EITF00-19-2 Accounting for Registration Payment Arrangements has been included in the December 31, 2006 revised 10-KSB filing, however, the disclosure required by paragraph 12 will be included in our next interim filing. The registration penalties related to our convertible debt issued in July and August 2006, have been accrued and expensed and accounted for as interest expense in both the 10KSB at December 31, 2006, and the 10QSB for the quarter ended March 31, 2007.

In summary, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Darren Miles, Chief Financial Officer
Earth Biofuels, Inc.